Exhibit 4.2

MONSTER BEVERAGE CORPORATION

DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

Effective Date
May 1, 2017

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

ARTICLE I
Establishment and Purpose	1

ARTICLE II
Definitions	1

ARTICLE III
Eligibility and Participation	4

ARTICLE IV
Deferrals	5

ARTICLE V
Company Contributions	7

ARTICLE VI
Payments from Accounts	8

ARTICLE VII
Valuation of Account Balances; Investments	12

ARTICLE VIII
Administration	12

ARTICLE IX
Amendment and Termination	13

ARTICLE X
Informal Funding	14

ARTICLE XI
General Provisions	15

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

ARTICLE I

Establishment and Purpose

Monster Beverage Corporation (the “Company”) hereby establishes the Monster Beverage Corporation Non-Employee Director Deferred Compensation Plan (the “Plan”), effective May 1, 2017.

The purpose of the Plan is to attract and retain non-employee members of the Board of Directors by providing them with an opportunity to defer receipt of a portion of their cash retainers and restricted stock units. The Plan is not intended to meet the qualification requirements of Code Section 401(a), but is intended to meet the requirements of Code Section 409A, and shall be operated and interpreted consistent with that intent.

The Plan constitutes an unsecured promise by the Company to pay benefits in the future. Participants in the Plan shall have the status of general unsecured creditors of the Company. The Company is solely responsible for payment of the benefits attributable to services performed by its Directors. The Plan is unfunded for Federal tax purposes. Any amounts set aside to defray Plan liabilities will remain the general assets of the Company and shall remain subject to the claims of the Company’s creditors until such amounts are distributed to the Participants.

ARTICLE II

Definitions

2.1                            Account. Account means a bookkeeping account maintained by the Committee to record the payment obligation to a Participant as determined under the terms of the Plan. The Committee may maintain an Account to record the total obligation to a Participant and component Accounts to reflect amounts payable at different times and in different forms. Unless the Committee provides otherwise for one or more Participants, a Participant shall have a Separation Account and may establish up to five Specified Date Accounts. Reference to an Account means any such Account established by the Committee, as the  context requires.

2.2                            Account Balance. Account Balance means, with respect to any Account, the total payment obligation owed to a Participant from such Account as of the most recent Valuation Date.

2.3                            Beneficiary. Beneficiary means a natural person, estate, or trust designated by a Participant in accordance with Article XI hereof to receive payments to which a Beneficiary is entitled in accordance with provisions of the Plan.

2.4                            Change in Control. Change in Control means, directly or indirectly (as applied by analogy to any partnership entities) (i) a consolidation, merger or similar business combination involving the Company in which the holders of voting securities of such entity immediately prior thereto are not the holders of a majority in interest of the voting

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

securities of the surviving entity in such transaction, (ii) a sale, lease or conveyance of all or substantially all of the consolidated assets, or of 50% or more of the outstanding voting securities, of the Company in one transaction or a series of related transactions, (iii) any person or group becomes the beneficial owner of (a) 50% or more of the outstanding voting securities of the Company or (b) 35% or more of the outstanding voting securities of the Company and, in the case of this clause (b), within two years thereof, a majority of the members of the board of directors of the Company, as a result of actions taken by such beneficial owner (other than voting its voting securities in favor of any matter submitted to shareholders, and recommended, in each case, by the Board), cease to be individuals who were members of the board of directors of the Company immediately prior to such other person or group acquiring such beneficial ownership, or (c) a majority of the members of the board of directors of the Company cease to be individuals who are members of the board of directors of the Company (“Incumbent Directors”); provided, however, that any individual who is elected, or nominated for election, to the Company’s board with the affirmative vote of at least a majority of the Incumbent Directors at the time of such election or nomination will thereafter be classified as an Incumbent Director for this purpose.  The occurrence of a Change in Control shall be determined by the Committee in good faith and its determination shall be final and binding.  Notwithstanding the foregoing an event constitutes a Change in Control with respect to a Participant only if such event constitutes a  change in ownership, change in effective control or a change in the ownership of a substantial portion of assets under Treasury Regulation 1.409A-3(i)(5).

2.5                            Code. Code means the Internal Revenue Code of 1986, as amended from time to time.

2.6                            Code Section 409A. Code Section 409A means section 409A of the Code, and regulations and other guidance issued by the Treasury Department and Internal Revenue Service thereunder.

2.7                            Committee. Committee means the committee appointed by the Compensation Committee of the Board of Directors of the Company to administer the Plan. The Committee shall be the “Plan Administrator” unless the Board otherwise determines.

2.8                            Company. Company means Monster Beverage Corporation, a Delaware corporation.

2.9                            Company Contribution. Company Contribution means a credit to a Participant’s Separation Account in accordance with the provisions of Article V of the Plan. Unless the context clearly indicates otherwise, a reference to Company Contribution shall include Earnings attributable to such Company Contribution.

2.10                    Company Stock. Company Stock means shares of common stock or tracking units in respect of common stock issued or, in the case of restricted stock units, to be issued, by the Company.  Company Stock is subject to adjustment in kind and in number, as the Committee equitably determines in its sole discretion, to reflect changes in capitalization, equity restructurings, and similar extraordinary transactions.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

2.11                    Compensation. Compensation means a Participant’s Director’s retainer and such other cash, equity or equity-based compensation (if any) established for the Director from time to time approved by the Committee as Compensation that may be deferred under this Plan, excluding any compensation that has been previously deferred under this Plan or any other arrangement subject to Code Section 409A and excluding any compensation that is not U.S. source income.

2.12                    Compensation Deferral Agreement. Compensation Deferral Agreement means an agreement between a Participant and the Company that specifies: (i) the amount of each component of Compensation that the Participant has elected to defer under the Plan in accordance with the provisions of Article IV, and (ii) the Payment Schedule applicable to one or more Accounts.

2.13                    Deferral. Deferral means a credit to a Participant’s Account(s) that records that portion of the Participant’s Compensation that the Participant has elected to defer to the Plan in accordance with the provisions of Article IV. Unless the context of the Plan clearly indicates otherwise, a reference to Deferrals includes Earnings attributable to such Deferrals.

2.14                    Director. Director means a non-employee member of the Board of Directors of the Company.

2.15                    Disabled. Disabled means a mental or physical illness that renders a Participant totally and permanently incapable of performing the Participant’s duties for the Company; provided, however, that Disability for purposes of Code Section 409A, to the extent applicable, shall occur only upon the occurrence of a “disability” within the meaning of Treasury Regulations Section 1.409A-3(i)(4).

2.16                    Earnings. Earnings means an adjustment to the value of an Account in accordance with Article VII.

2.17                    Effective Date. Effective Date means May 1, 2017.

2.18                    Participant. Participant means an individual who has an Account Balance greater than zero.

2.19                    Payment Schedule. Payment Schedule means the payment event or date (as is applicable) as of which payment of an Account under the Plan will commence and the form in which payment of such Account will be made.

2.20                    Plan. Generally, the term Plan means the “Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors” as documented herein and as may be amended from time to time hereafter. However, to the extent permitted or required under Code Section 409A, the term Plan may in the appropriate context also mean a portion of the Plan that is treated as a single plan under Treas. Reg. Section 1.409A-1(c), or the Plan or portion of the Plan and any other nonqualified deferred compensation plan or portion thereof that is treated as a single plan under such section.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

2.21                    Plan Year. Plan Year means January 1 through December 31; provided, however, that the initial Plan Year shall be the period commencing on the Effective Date and ending on December 31, 2017.

2.22                    Separation Account. Separation Account means an Account established by the Committee upon a Participant’s initial enrollment in the Plan to record Company Contributions and any Deferrals allocated to such Account by the Participant which are payable upon Separation from Service.

2.23                    Separation from Service.  A Director incurs a Separation from Service as a Director at the time he or she is no longer a member of the Board of Directors. Whether a Separation from Service has occurred shall be determined in accordance with Code Section 409A.

2.24                    Specified Date Account. Specified Date Account means an Account established by the Committee to record the amounts payable in a future year as specified in the Participant’s Compensation Deferral Agreement.

2.25                    Unforeseeable Emergency. Unforeseeable Emergency means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, the Participant’s dependent (as defined in Code section 152, without regard to section 152(b)(1), (b)(2), and (d)(1)(B)), or a Beneficiary; loss of the Participant’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance, for example,  as a result of a natural disaster); or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The types of events which may qualify as an Unforeseeable Emergency may be limited by the Committee.

2.26                    Valuation Date. Valuation Date means each day on which the Common Stock is reported on NASDAQ for a regular trading session.

ARTICLE III

Eligibility and Participation

3.1                            Eligibility and Participation. Directors are eligible to participate in the Plan upon the later of (i) the Effective Date and (ii) the date they are first seated as members of the Board of Directors. In order to become a Participant in the Plan with respect to Deferrals of Compensation, he or she must timely submit a Compensation Deferral Agreement in accordance with the provisions of Article IV.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

3.2                            Duration. A Participant shall be eligible to defer Compensation and receive allocations of Company Contributions, subject to the terms of the Plan, for as long as such Participant remains a Director. Former Directors will not be allowed to submit future Compensation Deferral Agreements or submit modification elections described in Section 6.11, but may otherwise exercise all of the rights of a Participant under the Plan with respect to his or her Account(s). A Participant shall remain a Participant as long as his or her Account Balance is greater than zero (0). An individual shall cease being a Participant in the Plan when his Account has been reduced to zero (0).

ARTICLE IV

Deferrals

4.1                            Deferral Elections, Generally.

(a)                               Time and Form; Effect. A Participant may elect to defer Compensation by submitting a Compensation Deferral Agreement during the enrollment period established by the Committee and in the manner specified by the Committee, but in any event, in accordance with Section 4.2. A Compensation Deferral Agreement that is not timely filed with respect to a service period or component of Compensation, or that is submitted by a Participant who Separates from Service prior to the latest date such agreement would become irrevocable under Section 409A, shall be considered null and void and shall not take effect. The Committee may modify any Compensation Deferral Agreement prior to the date the election becomes irrevocable under the rules of Section 4.2.

(b)                              Maximum and Minimum Deferrals.  The Committee may permit different deferral amounts for each component of Compensation and may establish a minimum or maximum deferral amount for each such component. Unless otherwise specified by the Committee in the Compensation Deferral Agreement, Participants may defer a minimum of 5% and up to 100% of their cash Compensation and/or equity or equity-based Compensation for a Plan Year.

(c)                               Calculation.  Deferrals of cash Compensation shall be calculated with respect to the gross cash Compensation payable to the Participant, but shall be reduced by the Committee as necessary so as not to exceed 100% of the cash Compensation of the Participant remaining after all deductions required by law.

(d)                             Allocation Among Accounts; Default Allocation. The Participant shall specify on his or her Compensation Deferral Agreement the amount of Deferrals and whether to allocate Deferrals to the Separation Account or to one or more Specified Date Accounts. If no designation is made, Deferrals shall be allocated to the Separation Account.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

4.2       Timing Requirements for Compensation Deferral Agreements.

(a)                               First Year of Eligibility. In the case of the first year in which a Director becomes eligible to participate in the Plan, the Committee may permit him or her to submit a Compensation Deferral Agreement during the enrollment period established by the Committee, which enrollment period shall not extend beyond the date which is 30 days after the effective date of his or her participation established under Section 3.1.   The Compensation Deferral Agreement described in this paragraph becomes irrevocable 30 days after the effective date of the individual’s eligibility to participate in the Plan.

A Compensation Deferral Agreement filed under this paragraph applies to Compensation earned for pay periods beginning on and after the end of the enrollment period specified by the Committee.

(b)                              Prior Year Election. Except as otherwise provided in this Section 4.2, the Committee may permit a Director to defer Compensation for a year by filing a Compensation Deferral Agreement no later than December 31 of the year prior to the year in which the Compensation to be deferred is earned. A Compensation Deferral Agreement filed under this paragraph shall become irrevocable with respect to such Compensation as of January 1 of the year in which such Compensation is earned.

(c)                               Certain Forfeitable Rights. With respect to a legally binding right to a payment in a subsequent year that is subject to a forfeiture condition requiring the Participant’s continued services for a period of at least 12 months from the date the Participant obtains the legally binding right, the Committee may permit a Director to defer such Compensation by filing a Compensation Deferral Agreement on or before the 30th day after the legally binding right to the Compensation accrues, provided that the Compensation Deferral Agreement is submitted at least 12 months in advance of the earliest date on which the forfeiture condition could lapse. The Compensation Deferral Agreement described in this paragraph becomes irrevocable after such 30th day. If the forfeiture condition applicable to the payment lapses before the end of such 12-month period as a result of the Participant’s death or disability (as defined in Treas. Reg. Section 1.409A-3(i)(4)) or upon a Change in Control (as defined in Treas. Reg. Section 1.409A-3(i)(5)), the Compensation Deferral Agreement will be void unless it would be considered timely under another rule described in this Section.

(d)                             Automatic Renewals. The Committee, in its discretion, may provide that Compensation Deferral Agreements will continue in effect for subsequent years or performance periods by communicating that intention to Participants in writing prior to the date Compensation Deferral Agreements become irrevocable under this Section 4.2. An evergreen Compensation Deferral Agreement may be

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

terminated or modified prospectively with respect to Compensation for which such election remains revocable under this Section 4.2. A Participant whose Compensation Deferral Agreement is cancelled in accordance with Section 4.6 will be required to file a new Compensation Deferral Agreement under this Article IV in order to recommence Deferrals under the Plan.

4.3                            Allocation of Deferrals; Minimum Deferral Periods for Specified Date Accounts. A Compensation Deferral Agreement may allocate Deferrals to the Separation Account or to one or more Specified Date Accounts. The Committee may establish any minimum deferral periods for the establishment of a Specified Date Account (for example, the third Plan Year following the year Compensation is first allocated to such accounts.). The minimum deferral period for Company Stock subject to a vesting schedule is the calendar year next following the year such Company Stock is fully vested. In the event a Participant’s Compensation Deferral Agreement allocates Compensation to a Specified Date Account that does not satisfy the minimum deferral period established by the Committee (if any), the Committee shall modify the election by establishing a new Specified Date Account commencing payment in the earliest Plan Year that satisfies the minimum deferral requirement. If such Account cannot be established (for example, if the Participant has exhausted his or her allotment of Specified Date Accounts) the Committee will allocate such Deferrals to the Specified Date Account with a commencement date next following the minimum deferral period and if no such Account is available, to the Separation Account.

4.4                            Deductions from Pay. The Committee has the authority to determine the payroll practices under which any component of Compensation subject to a Compensation Deferral Agreement will be deducted from a Participant’s Compensation.

4.5                            Vesting. Participant Deferrals of cash Compensation shall be 100% vested at all times.  Deferrals of cash or equity-based vesting awards (for example, restricted stock units) shall become vested in accordance with the provisions of the underlying award.

4.6                            Cancellation of Deferrals. The Committee will cancel a Participant’s Deferrals: (i) for the balance of the Plan Year in which an Unforeseeable Emergency occurs, and (ii) during periods in which the Participant is unable to perform the duties of his or her position or any substantially similar position due to a mental or physical impairment that can be expected to result in death or last for a continuous period of at least six months, provided cancellation occurs by the later of the end of the taxable year of the Participant or the 15th day of the third month following the date the Participant incurs the disability (as defined in this paragraph (ii)).

ARTICLE V

Company Contributions

5.1                            Company Contributions.  The Company may, from time to time in its sole and absolute discretion, credit discretionary contributions to any Participant in any amount determined by the Company. Such contributions will be credited to a Participant’s Separation Account and may be subject to vesting conditions and such other terms and conditions as determined in the Company’s sole and absolute discretion.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

ARTICLE VI

Payments from Accounts

6.1                            Payment on Earliest Event; General Rules. A Participant’s Accounts become payable upon the first to occur of the payment events applicable to each such Account under Sections 6.2 through 6.7. Payment events and Payment Schedules elected by the Participant shall be set forth in a Compensation Deferral Agreement that establishes the Account to which such elections apply in accordance with Article IV or in a modification election applicable to such Account as described in Section 6.11.

Intervening Events. Death, Disability and Change in Control are intervening payment events to the extent described in Sections 6.4, 6.5 and 6.6.

Valuation Date. Payment amounts are based on Account Balances as of the Valuation Date on which actual payment is made.

Payment in Stock. All Accounts are payable in shares of common stock of the Company with one share equal in value to one unit of Company Stock.  Fractional shares are paid in cash.

6.2                            Specified Date Accounts. A Specified Date Account becomes payable in the calendar year designated by the Participant.

Commencement. Payment will be made not later than December 31 of such year.

Form of Payment.  Lump sum, unless the Participant elected annual installments up to five (5) years.

Minimum Account Balance. Notwithstanding any Participant election, if a Specified Date Account Balance is not more than $25,000 on January 1 of the year payments commence, payment will be made in a single lump sum.

6.3                            Separation from Service. A Participant’s Accounts that have not commenced payment become payable upon Separation from Service.

Commencement. Calendar year next following the year Separation from Service occurs, with payment made no later than December 31 of such year.  A Participant may elect to commence payment upon Separation from Service.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

Form of Payment.  Payment will be made in a lump sum unless the Participant elected to receive his or her Separation Account in annual installments up to fifteen (15) years. The payment election for the Separation Account shall apply to all Accounts payable under this Section 6.3 upon Separation from Service.

Minimum Balances. Notwithstanding the foregoing, if a Participant’s Accounts payable under this Section 6.3 are not more than $25,000 determined as of Separation from Service, the Participant’s Accounts will be paid in a single lump sum, even if the actual payment exceeds the required minimum balance.

6.4                            Disability.  A Participant’s Accounts will be paid upon the Participant’s Disability, regardless of whether such Accounts have commenced payment under Section 6.2.

Commencement. Upon the Participant’s Disability.

Form of Payment.  Payment will be made in a single lump sum.

6.5                            Change in Control. A Participant’s Accounts will be paid upon a Change in Control regardless of whether such Accounts are payable under Sections 6.2, 6.3 or 6.4 at the time of the Change in Control.

Commencement. Upon a Change in Control.

Form of Payment.  Payment will be made in a single lump sum.

Valuation. Participant Accounts will be valued as of the date the Change in Control occurs in order to identify the portion of a Participant’s Account Balance payable upon the Change in Control.  The Change in Control payment will be re-valued prior to payment as set forth in Section 6.1.

6.6                            Death.  A Participant’s Accounts will be paid to his or her designated Beneficiary upon the Participant’s death, regardless of whether such Accounts are payable under Sections 6.2 through 6.5 at the time of the Participant’s death.

Commencement. As soon as practicable following the Participant’s death, but no later than December 31st of the calendar year following the year of the Participant’s death.

Form of Payment.  Payment will be made in a single lump sum.

(a)                               Designation of Beneficiary in General.  The Participant may designate a Beneficiary in the manner and on such terms and conditions as the Committee may prescribe.  No such designation shall become effective unless filed with the Committee during the Participant’s lifetime.  Any designation shall remain in effect until a new designation is filed with the Committee; provided, however, that in the event a Participant designates his or her spouse as a Beneficiary, such

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

designation shall be automatically revoked upon the dissolution of the marriage unless, following such dissolution, the Participant submits a new designation naming the former spouse as a Beneficiary.  A Participant may from time to time change his or her designated Beneficiary without the consent of a previously-designated Beneficiary by filing a new designation with the Committee.

(b)                              No Beneficiary.  If a designated Beneficiary does not survive the Participant, or if there is no valid Beneficiary designation, amounts payable under the Plan upon the death of the Participant shall be paid to the Participant’s spouse, or if there is no surviving spouse, then to the duly appointed and currently acting personal representative of the Participant’s estate.

6.7                            Unforeseeable Emergency.  A Participant who experiences an Unforeseeable Emergency may submit a written request to the Committee to receive payment of all or any portion of his or her vested Accounts. If the emergency need cannot be relieved by cessation of Deferrals to the Plan, the Committee may approve an emergency payment therefrom not to exceed the amount reasonably necessary to satisfy the need, taking into account the additional compensation that is available to the Participant as the result of cancellation of deferrals to the Plan, including amounts necessary to pay any taxes or penalties that the Participant reasonably anticipates will result from the payment. The amount of the emergency payment shall be subtracted first form the Participant’s Separation Accounts beginning with the Account with the longest Payment Schedule, and then from any Specified Date Accounts, beginning with the Specified Date Account with the latest payment commencement date. Emergency payments shall be paid in a single lump sum within the 90-day period following the date the payment is approved by the Committee.

6.8                            Administrative Cash-Out of Small Balances.  Notwithstanding anything to the contrary in this Article VI, the Committee may at any time and without regard to whether a payment event has occurred, direct in writing an immediate lump sum payment of the Participant’s Accounts if the balance of such Accounts, combined with any other amounts required to be treated as deferred under a single plan pursuant to Code Section 409A, does not exceed the applicable dollar amount under Code Section 402(g)(1)(B), provided any other such aggregated amounts are also distributed in a lump sum at the same time. Such lump sum payment shall automatically be made if the balance of such Accounts does not exceed the applicable dollar amount under Code Section 402(g)(1)(B) at the time the Participant Separates from Service.

6.9                            Acceleration of or Delay in Payments. Notwithstanding anything to the contrary in this Article VI, the Committee, in its sole and absolute discretion, may elect to accelerate the time or form of payment of an Account, provided such acceleration is permitted under Treas. Reg. Section 1.409A-3(j)(4). The Committee may also, in its sole and absolute discretion, delay the time for payment of an Account, to the extent permitted under Treas. Reg. Section 1.409A-2(b)(7).

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

6.10                    Rules Applicable to Installment Payments.  If a Payment Schedule specifies installment payments, annual payments will be made beginning as of the payment commencement date for such installments and shall continue to be made in January of each subsequent calendar year until the number of installment payments specified in the Payment Schedule has been paid. The amount of each installment payment shall be determined by dividing (a) by (b), where (a) equals the Account Balance as of the last Valuation Date preceding the month of payment and (b) equals the remaining number of installment payments.  Installment payment will be made in whole shares with any fractional shares rounded down until the final installment payment.  Any fractional shares remaining in the final installment payment will be paid in cash.  For purposes of Section 6.9, installment payments will be treated as a single form of payment. If an Account is payable in installments, the Account will continue to be credited with Earnings in accordance with Article VI hereof until the Account is completely distributed.

6.11                    Modifications to Payment Schedules.  A Participant may modify the Payment Schedule described in Sections 6.2 or 6.3, consistent with the permissible Payment Schedules available under such sections, provided such modification complies with the requirements of this Section 6.11.

(a)                               Time of Election. The modification election must be submitted to the Committee (i) for modifications to a fixed date or payment schedule, not later than 12 months prior to such fixed date or the first day of such payment schedule in effect prior to modification and (ii) for modifications to a payment or payments commencing upon Separation from Service, not later than 12 months prior to the Participant’s Separation from Service.

Example. A modification to a Payment Schedule commencing the year immediately following the year Separation from Service occurs may be filed with the Committee no later than January 1 of the year Separation from Service occurs. A modification to a payment commencing on Separation from Service may be filed with the Committee no later than 12 months prior to Separation from Service.

(b)                              Date of Payment under Modified Payment Schedule. The date payments are to commence under the modified Payment Schedule must be (i) for modifications to a fixed date or payment schedule, no earlier than five years after the fixed date or payment commencement date under the payment schedule in effect prior to modification or (ii) for modifications to payments commencing upon Separation from Service, five years after Separation from Service.

(c)                               Irrevocability; Effective Date. A modification election may be revoked or modified up to 12 months after it is filed with the Committee. The election is effective 12 months after it is filed with the Committee.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

(e)                               Effect on Accounts. An election to modify a Payment Schedule is specific to the Account or payment event to which it applies, and shall not be construed to affect the Payment Schedules or payment events of any other Accounts.

ARTICLE VII

Valuation of Account Balances; Investments

7.1                            Valuation. Deferrals shall be credited to appropriate Accounts on the date such Compensation would have been paid to the Participant absent the Compensation Deferral Agreement. Company contributions shall be credited to the Separation Account at the times determined by the Committee. Valuation of Accounts shall be performed under procedures approved by the Committee.

Cash Deferrals will be converted to Company Stock by dividing the dollar amount of the Deferral by the closing price per share of common stock of the Company on the fifth Valuation Date following the conclusion of the applicable calendar quarter.  Company Stock may be credited to an Account in whole and fractional shares.

7.2                            Earnings Credit; Dividend Equivalents. Each Account will be credited with Earnings on each Valuation Date, based upon the performance of Company Stock. Dividend equivalents, if any, will be credited as of the day dividends are paid with respect to the common stock of the Company and will be converted to Company Stock as provided in Section 7.1

ARTICLE VIII

Administration

8.1                            Plan Administration. This Plan shall be administered by the Committee which shall have discretionary authority to make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Plan and to utilize its discretion to decide or resolve any and all questions, including but not limited to eligibility for benefits and interpretations of this Plan and its terms, as may arise in connection with the Plan.

8.2                            Administration Upon Change in Control. Upon a Change in Control, the Committee, as constituted immediately prior to such Change in Control, shall continue to act as the Committee. The Committee, by a vote of a majority of its members, shall have the authority (but shall not be obligated) to appoint an independent third party to act as the Committee.

Upon such Change in Control, the Company may not remove the Committee or its members, unless a majority of Participants and Beneficiaries with Account Balances consent to the removal and replacement of the Committee.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

The Company shall, with respect to the Committee identified under this Section: (i) pay all reasonable expenses and fees of the Committee, (ii) indemnify the Committee (including individuals serving as Committee members) against any costs, expenses and liabilities including, without limitation, attorneys’ fees and expenses arising in connection with the performance of the Committee’s duties hereunder, except with respect to matters resulting from the Committee’s gross negligence or willful misconduct, and (iii) supply full and timely information to the Committee on all matters related to the Plan, Participants, Beneficiaries and Accounts as the Committee may reasonably require.

8.3                            Indemnification. The Company shall indemnify and hold harmless each employee, officer, director, agent or organization, to whom or to which are delegated duties, responsibilities, and authority under the Plan or otherwise with respect to administration of the Plan, including, without limitation, the Committee, its delegees and its agents, against all claims, liabilities, fines and penalties, and all expenses reasonably incurred by or imposed upon him or it (including but not limited to reasonable attorneys’ fees) which arise as a result of his or its actions or failure to act in connection with the operation and administration of the Plan to the extent lawfully allowable and to the extent that such claim, liability, fine, penalty, or expense is not paid for by liability insurance purchased or paid for by the Company. Notwithstanding the foregoing, the Company shall not indemnify any person or organization if his or its actions or failure to act are due to gross negligence or willful misconduct or for any such amount incurred through any settlement or compromise of any action unless the Company consents in writing in advance to such settlement or compromise.

8.4                            Delegation of Authority. In the administration of this Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit, and may from time to time consult with legal counsel who shall be legal counsel to the Company.

8.5                            Binding Decisions or Actions. The decision or action of the Committee in respect of any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations thereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

8.6                            Consistency. The Committee’s determinations hereunder need not be uniform and may be made by the Committee selectively among persons who receive or are eligible to receive benefits under the Plan.

ARTICLE IX

Amendment and Termination

9.1                            Amendment and Termination. The Company may at any time and from time to time amend the Plan or may terminate the Plan as provided in this Article IX.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

9.2                            Amendments. The Company, by action taken by its Board of Directors, may amend the Plan at any time and for any reason, provided that any such amendment shall not reduce the vested Account Balances of any Participant accrued as of the date of any such amendment or restatement (as if the Participant had incurred a voluntary Separation from Service on such date). The Board of Directors of the Company may delegate to the Committee the authority to amend the Plan without the consent of the Board of Directors for the purpose of: (i) conforming the Plan to the requirements of law; (ii) facilitating the administration of the Plan; (iii) clarifying provisions based on the Committee’s interpretation of the Plan documents; and (iv) making such other amendments as the Board of Directors may authorize.

9.3                            Termination. The Company, by action taken by its Board of Directors, may terminate the Plan and pay Participants and Beneficiaries their Account Balances in a single lump sum at any time, to the extent and in accordance with Treas. Reg. Section 1.409A-3(j)(4)(ix) without the prior consent of any Participant or Beneficiary.

9.4                            Accounts Taxable Under Code Section 409A. The Plan is intended to constitute a plan of deferred compensation that meets the requirements for deferral of income taxation under Code Section 409A. The Committee, pursuant to its authority to interpret the Plan, may sever from the Plan or any Compensation Deferral Agreement any provision or exercise of a right that otherwise would result in a violation of Code Section 409A. The Plan shall at all times be interpreted in accordance with such intent. Notwithstanding the foregoing, the Company and the Committee make no guarantee about the tax treatment of any payment due hereunder and, to the extent any tax, interest or penalty under Section 409A becomes due with respect to any amount due pursuant to the Plan, the liability for any such tax, interest or penalty, and any additional amounts related thereto, shall be the sole responsibility of the Participant.

ARTICLE X

Informal Funding

10.1                    General Assets. Obligations established under the terms of the Plan may be satisfied from the general funds of the Company. No Participant, spouse or Beneficiary shall have any right, title or interest whatever in assets of the Company. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and any Director, spouse, or Beneficiary. To the extent that any person acquires a right to receive payments hereunder, such rights are no greater than the right of an unsecured general creditor of the Company.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

ARTICLE XI

General Provisions

11.1                    Arbitration.

(a)                               Prior to Change in Control. If, prior to a Change in Control, any claim or  controversy between the Company and a Participant or Beneficiary shall be  submitted to and resolved exclusively by expedited binding arbitration by a single  arbitrator.  Arbitration shall be conducted in accordance with the following procedures:

Any dispute or claim arising from this Agreement or the breach thereof shall be settled by binding arbitration conducted by JAMS in accordance with the JAMS comprehensive Arbitration Rules and Procedures (“Rules”).  The arbitration shall be heard by one arbitrator to be selected in accordance with the Rules, in Orange County, California.  Judgment upon any award rendered may be entered in any court having jurisdiction thereof.  Within seven (7) calendar days after appointment the arbitrator shall set the hearing date, which shall be within ninety (90) calendar days after the filing date of the demand for arbitration.  The parties agree to a mutual exchange of relevant documents and the taking of up to a maximum of five (5) depositions by each party to last no more than two (2) calendar days in aggregate for each party.  Both parties waive the right, if any, to obtain any award for exemplary or punitive damages or any other amount for the purpose or imposing a penalty from the other in any arbitration or judicial proceeding or other adjudication arising out of or with respect to this Agreement, or any breach hereof, including without limitation any claim that said Agreement, or any part hereof, is invalid, illegal or otherwise voidable or void.  In addition to all other relief, the arbitrator shall have the power to award reasonable attorneys’ fees to the prevailing party.  The arbitrator shall make its/his or her award no later  than seven (7) calendar days after the close of evidence or the submission of final  briefs, whichever occurs later. Notwithstanding anything to the contrary, if either party desires to seek injunctive or other equitable relief that does not involve the payment of money, then those claims shall be brought in a state or federal court located in Orange County, California, and the parties hereby irrevocably and unconditionally consent to personal jurisdiction of such courts and venue in Orange County, California in any such action for injunctive or equitable relief.

In any arbitration hereunder, the Company shall pay all administrative fees of the  arbitration and all fees of the arbitrator, only to the extent necessary to enforce  this arbitration provision, and in all other cases such fees shall be split by the  parties to such arbitration.

The arbitrator shall have no authority to add to or to modify this Plan, shall apply  all applicable law as described herein, and except as provided herein shall have no  lesser and no greater remedial authority than would a court of law resolving the  same claim or controversy. The arbitrator shall, upon an appropriate motion, dismiss any claim without an evidentiary hearing if the party bringing the motion establishes that it would be entitled to summary judgment if the matter had been pursued in court litigation.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

The decision of the arbitrator shall be final, binding, and non-appealable, and may be enforced as a final judgment in any court of competent jurisdiction.

This arbitration provision of the Plan shall extend to claims against any parent, subsidiary, or affiliate of each party, and, when acting within such capacity, any officer, director, shareholder, Participant, Beneficiary, or agent of any party, or of any of the above, and shall apply as well to claims arising out of state and federal statutes and local ordinances as well as to claims arising under the common law or under this Plan.

Any arbitration hereunder shall be conducted in accordance with the Federal  Arbitration Act: provided, however, that, in the event of any inconsistency  between the rules and procedures of the Act and the terms of this Plan, the terms  of this Plan shall prevail.

If any of the provisions of this Section 11.1(a) are determined to be unlawful or  otherwise unenforceable, in the whole part, such determination shall not affect the  validity of the remainder of this section and this section shall be reformed to the  extent necessary to carry out its provisions to the greatest extent possible and to  insure that the resolution of all conflicts between the parties, including those  arising out of statutory claims, shall be resolved by neutral, binding arbitration. If  a court should find that the provisions of this Section 11.1(a) are not absolutely  binding, then the parties intend any arbitration decision and award to be fully  admissible in evidence in any subsequent action, given great weight by any finder  of fact and treated as determinative to the maximum extent permitted by law.

The parties do not agree to arbitrate any putative class action or any other representative action. The parties agree to arbitrate only the claims(s) of a single Participant or Beneficiary.

(b)                              Upon Change in Control. Upon a Change in Control, Section 11.1(a) shall not apply and any legal action initiated by a Participant or Beneficiary to enforce his or her rights under the Plan may be brought in any court of competent jurisdiction.

11.2                    Assignment. No interest of any Participant, spouse or Beneficiary under this Plan and no benefit payable hereunder shall be assigned as security for a loan, and any such purported assignment shall be null, void and of no effect, nor shall any such interest or any such benefit be subject in any manner, either voluntarily or involuntarily, to anticipation, sale, transfer, assignment or encumbrance by or through any Participant, spouse or Beneficiary. Notwithstanding anything to the contrary herein, however, the Committee has the discretion to make payments to an alternate payee in accordance with the terms of a domestic relations order (as defined in Code Section 414(p)(1)(B)) in a manner consistent with Code Section 409A to the extent applicable.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

The Company may assign any or all of its liabilities under this Plan in connection with any restructuring, recapitalization, sale of assets or other similar transactions without the consent of the Participant. Nothing in this Plan shall in any way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets, or issue bonds, debentures, preferred or prior preference units, or take any other corporate act or proceeding whether of a similar character or otherwise.

11.3                    No Right to Continued Service. Nothing contained herein shall be construed to obligate the Company to continue a Participant’s service as a Director or other service provider.

11.4                    No Legal or Equitable Rights or Interest. No Participant or other person shall have any legal or equitable rights or interest in this Plan that are not expressly granted in this Plan. Participation in this Plan does not give any person any right to be retained in the service of the Company. The right and power of the Board of Directors to dismiss or discharge a Director is expressly reserved. The Company makes no representations or warranties as to the tax consequences to a Participant or a Participant’s Beneficiaries resulting from a deferral of income pursuant to the Plan.

11.5                    Notice. Any notice or filing required or permitted to be delivered to the Committee under this Plan shall be delivered in writing, in person, or through such electronic means as is established by the Committee. Notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Written transmission shall be sent by certified mail to:

MONSTER BEVERAGE CORPORATION

ATTN: HUMAN RESOURCES

1 MONSTER WAY
CORONA, CA 92879

Any notice or filing required or permitted to be given to a Participant under this Plan shall be sufficient if in writing or hand-delivered, or sent by mail to the last known address of  the Participant.

11.6                    Headings. The headings of Sections are included solely for convenience of reference, and if there is any conflict between such headings and the text of this Plan, the text shall control.

11.7                    Invalid or Unenforceable Provisions. If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof and the Committee may elect in its sole discretion to construe such invalid or unenforceable provisions in a manner that conforms to applicable law or as if such provisions, to the extent invalid or unenforceable, had not been included.

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

11.8                    Lost Participants or Beneficiaries. Any Participant or Beneficiary who is entitled to a benefit from the Plan has the duty to keep the Committee advised of his or her current mailing address. If benefit payments are returned to the Plan or are not presented for payment after a reasonable amount of time, the Committee shall presume that the payee is missing. The Committee, after making such efforts as in its discretion it deems reasonable and appropriate to locate the payee, shall stop payment on any uncashed checks and may discontinue making future payments until contact with the payee is restored.

11.9                    Facility of Payment to a Minor; Incompetent.  If a distribution is to be made to a minor, or to a person who is otherwise incompetent, then the Committee may, in its discretion, make such distribution: (i) to the legal guardian, or if none, to a parent of a minor payee with whom the payee maintains his or her residence, or (ii) to the conservator or committee or, if none, to the person having custody of an incompetent payee. Any such distribution shall fully discharge the Committee, the Company, and the Plan from further liability on account thereof.

11.10            Governing Law. The laws of the State of California shall govern the construction and administration of the Plan and any disputes arising hereunder shall be adjudicated consistent with the terms of the Plan in Orange County, California.

11.11            Data Privacy.  As a condition to participation, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this subsection by and among, as applicable, the Company and its affiliates for the exclusive purpose of implementing, administering and managing the Participant’s participation in this Plan.  The Company and its affiliates may hold certain personal information about a Participant, including but not limited to, the Participant’s name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares held in the Company or any of its subsidiaries and affiliates, details of participation and account balances, in each case, for the purpose of implementing, managing and administering this Plan (the “Data”).  The Company and its affiliates may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Participant’s participation in this Plan, and the Company and its affiliates may each further transfer the Data to any third parties assisting the Company and its affiliates in the implementation, administration and management of this Plan.  These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country.  Through participation in the Plan, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant’s participation in this Plan.  The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Participant’s participation in this Plan.  A Participant may, at any time, view the Data held by the Company or its affiliates with respect to such Participant, request additional information about the storage and

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative.

11.12            ERISA.  The Plan is not intended to qualify as an “employee benefit plan” (as such term is defined under Section 3(3)) of the Employee Retirement Income Act of 1974, as amended, and, accordingly, this Plan is not subject to ERISA.

[SIGNATURE PAGE FOLLOWS.]

Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors

IN WITNESS WHEREOF, the undersigned executed this Plan as of the 21st day of June, 2017, to be effective as of the Effective Date.

MONSTER BEVERAGE CORPORATION

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg, President